REPORT IN RESPECT OF VOTING RESULTS PURSUANT TO SECTION 11.3 OF
NATIONAL INSTRUMENT 51-102 – CONTINUOUS DISCLOSURE OBLIGATIONS

In respect of the Annual General Meeting of holders of common shares of TransGlobe Energy Corporation ("TransGlobe" or the "Company") held May 10, 2006 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote
1.	Ordinary resolution to approve fixing the number of directors of TransGlobe at six	Resolution approved

2.	Ordinary resolution to approve the election of the six nominees to serve as directors of TransGlobe for the ensuing year, or until their successors are duly elected or appointed, as described in the information circular of TransGlobe prepared for the Meeting	Resolution approved
3.	Ordinary resolution to approve the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of TransGlobe for the ensuing year and to authorize the directors of TransGlobe to fix their remuneration as such	Resolution approved

Dated at Calgary, Alberta this 11th day of May, 2006.